

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 6-28-02

For the months of May and June 2002

TTI TEAM TELECOM INTERNATIONAL LTD.
(Translation of registrant's name into English)

7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TTI TEAM TELECOM INTERNATIONAL LTD.
(Registrant)

Date: July 15, 2002

By: ______________________________
Israel Ofer
Chief Financial Officer

Telecom
T.T.I Team Telecom International Ltd.

f:\word\2143\001\form6k.doc



Wednesday May 8, 8:05 am Eastern Time

Press Release

SOURCE: TTI Telecom Ltd.

TTI Telecom Announces Date of First Quarter 2002 Results Press Release and Conference Call

HOBOKEN, N.J.--(BUSINESS WIRE)--May 8, 2002--TTI Telecom International Ltd. (NASDAQ: TTIL - News), a leader of integrated, turnkey software solutions for telecom service providers, today announced plans to release its first quarter 2002 results on Tuesday, May 14, 2002 at approximately 7:00am ET. A conference call has been scheduled for 9:00am ET that same day and can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com.

A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on May 21, 2002. To access the replay, please dial +1.800.947.6098 (International dialers can call +1.402.220.3479). The webcast of the conference call will be archived on the TTI Telecom web site for a period of three months.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 100 telecommunications service providers worldwide.

Contact:

TTI Telecom Ltd.
Investor Relations Officer: Sanjay Hurry
T: 201/795-3883
F: 201/795-3920
sanjay@tti-telecom.com

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Thursday May 9, 7:05 am Eastern Time


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SOURCE: TTI Telecom Ltd.

TTI Telecom to Present Enhanced GPRS & 3G Management Solutions at Upcoming TeleManagement World Conference

TTI Telecom to Demonstrate Its Service Management Solutions for Fixed & Mobile Networks at TeleManagement World In Nice, France

HOBOKEN, N.J.--(BUSINESS WIRE)--May 9, 2002-- TTI Telecom International Ltd. (NASDAQ: TTIL - News), a leading provider of integrated, turnkey software solutions for telecom service providers, announced that it will present at the TeleManagement World forum on May 13-16, 2002 in Nice, France.

At TeleManagement World, TTI Telecom will highlight key service management trends, service fulfillment issues, and focus on its array of GPRS and 3G network and service management tools.

Today more than ever before, service providers are seeking solutions that will supply them with crucial information on service performance and availability- not just on network status. To that end, they need an OSS that will give them a consolidated view of the network and service layers, and help them "make sense" of the complex relationships between network devices, services and customers.

Moreover, operators are realizing that to meet the growing demand for exciting, fast-paced services and ensure top-notch quality of service (QoS), they need a powerful OSS. An OSS such as Netrac, which will supply them with an up-to-date physical and logical view of the network and automate the provisioning process.

"This forum provides us the opportunity to address today's `hot' service management issues," said Avichai Levy, TTI Telecom's vice president of marketing. "During TeleManagement World, we will demonstrate the benefits of our service management solutions, which collect and integrate network data with customer and service data, thus affording operators a complete picture of the QoS as perceived by customers."

"Additionally at TeleManagement World, we will focus on the needs of GPRS operators and discuss how our proven solutions enable them to assess which services and customers are affected by failures and performance degradations," concluded Levy. "We will demonstrate how our Netrac OSS can perform advanced root-cause analysis across converged multi-vendor, multi-technology networks, and help operators to prioritize repair activities according to impacted services and type of customers."

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 100 telecommunications service providers worldwide.

Contact:


```
TTI Telecom Ltd.
Avichai Levy, +1.201.795.3883 (Marketing)
Fax: +1.201.795.3920
avichai@tti-telecom.com
          or
TTI Telecom Ltd.
Sanjay Hurry, +1.201.795.3883 (Investor Relations)
Fax: +1.201.795.3920
sanjay@tti-telecom.com
```

Tuesday May 14, 8:18 am Eastern Time

Press Release

SOURCE: TTI Telecom Ltd.

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TTI Telecom Reports First Quarter Net Income Up 45% On Revenue Growth of 39%

Company Reports 21st Consecutive Quarter of Revenue and Earnings Growth

PETACH TIKVA, Israel--(BUSINESS WIRE)--May 14, 2002--TTI Telecom International Ltd. (NASDAQ: TTIL - News), a leading provider of integrated, turnkey software solutions for telecom service providers, today announced unaudited results for the first quarter ended March 31, 2002.

Revenues for the first quarter of 2002 reached a record $18.2 million, an increase of 39% versus $13.1 million for the first quarter of 2001. Operating income rose 65% to $4.3 million, compared to $2.6 million for the same period last year. Net income for the quarter was $4.4 million, or $0.36 per diluted share, versus $3.0 million, or $0.26 per diluted share last year.

"2002 remains a year of growth for TTI Telecom," said Meir Lipshes, chief executive officer of TTI Telecom. "Despite the challenging telecom environment, tier-one service providers continue to adopt our network management solutions (NMS) and operation support systems (OSS) to manage their network infrastructure, reduce operating expenses, and increase network efficiency. Customers are also showing an interest in our OSS solutions to manage their new service offerings and ensure the highest quality of service possible. This quarter we were awarded contracts from new customers including two from Hutchison 3G as well as follow-on orders from existing customers in North America and Europe.

"We also established a new R&D center in the UK and a new office in Australia as part of our strategy to expand the Company's infrastructure to provide local support to our growing, global customer base and enable us to better penetrate our target markets. The UK center is tasked to develop our 3G OSS products and solutions and also serves as a customer support center for our European customers. The Australian office gives us a platform from which to penetrate the large APAC telecom market. We expect to establish another office in APAC in the near future to give us greater sales coverage of this market."

Concluded Lipshes, "With a large installed customer base, robust and feature-rich product offering, an expanding backlog and pipeline of opportunities and a strong balance sheet with approximately $55 million in cash and liquid investments, TTI Telecom remains well-positioned for continued growth."

A conference call has been scheduled for 9:00am ET today, May 14th, on which management will discuss the results of first quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on May 21, 2002. To access the replay, please dial +1.800.947.6098 (International dialers can call +1.402.220.3479). The webcast of the conference call will be archived on the TTI Telecom web site.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 100 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

TTI TELECOM INTERNATIONAL LTD.
STATEMENT OF INCOME
(in thousands of U.S. dollars except per share data)

	Three months ended	
	3/31/2002	3/31/2001
Revenues:		
Product	$ 15,918	$ 11,599
Service	2,268	1,471
Total revenues	18,186	13,070
Cost of revenues:		
Product	5,814	4,681
Service	1,120	713
Total	6,934	5,394
Gross profit:		
Product	10,104	6,918
Service	1,148	758
Total	11,252	7,676
Operating expenses:		
R&D, net	1,759	1,416
Sales and marketing, net	3,563	2,614
General and administrative	1,639	1,087
Total	6,961	5,117

Operating income	4,291	2,559
Financial income, net	409	675
Income before taxes on income	4,700	3,234
Tax on income	320	220
Net income	$ 4,380	$ 3,014
Basic earnings per share	$ 0.37	$ 0.26
Diluted earnings per share	$ 0.36	$ 0.26
Number of shares used in computing basic income per share	11,802,673	11,387, 516
Number of shares used in computing diluted income per share	12,094,797	11,682,608

TTI TELECOM INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	3/31/2002	12/31/2001
ASSETS		
Current Assets:		
Cash and cash equivalents	31,855	36,111
Short term bank deposits	148	193
Marketable securities	22,707	18,182
Trade receivables	15,704	13,585
Unbilled receivables	14,224	13,625
Prepaid expenses and other accounts receivable	6,327	6,286
Total current assets	90,965	87,982
LONG-TERM INVESTMENTS:		
Investment in affiliate	93	0
Severance pay fund	3,013	2,919
Long-term pre-paid expenses	841	500
Total long-term investments	3,947	3,419
PROPERTY AND EQUIPMENT:		
Cost	19,105	18,248
Less - accumulated depreciation	9,296	8,465
Property and equipment, net	9,809	9,783
OTHER ASSETS:	14,893	14,413
Total assets	119,614	115,597

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Trade payables	2,920	2,743
Related parties	488	2,655
Deferred revenues	1,699	1,549
Other accounts payable and accrued expense	10,102	9,529
Total current liabilities	15,209	16,476
Accrued Severance Pay	4,220	4,236
Shareholders' Equity:		
Share capital	1,792	1,781
Additional paid-in capital	57,741	56,832
Retained earnings	40,652	36,272
Total shareholders' equity	100,185	94,885
Total liabilities and shareholders' equity	119,614	115,597

Contact:

TTI Telecom Ltd.
Meir Lipshes
Chief Executive Officer
T: +1.972.3.922.1262
F: +1.972.3.922.1249
meirl@tti.co.il
or
TTI Telecom Ltd.
Sanjay Hurry
Investor Relations Officer
T: +1.201.795.3883
F: +1.201.795.3920
sanjay@tti-telecom.com

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Wednesday May 22, 7:05 am Eastern Time

Press Release

SOURCE: TTI Telecom Ltd.

TTI Telecom Awarded 3G Contract by Germany's MobilCom

TTI Telecom Penetrates Largest European Telecom Market with Performance and Service Management Solution Win

HOBOKEN, N.J.--(BUSINESS WIRE)--May 22, 2002--TTI Telecom International Ltd. (NASDAQ: TTIL - News), a leading provider of integrated, turnkey software management solutions for telecom service providers, today announced that it has been awarded a contract for its performance and service management solution by Germany's MobilCom, a leading German telecommunications company providing a host of wireline, wireless, and IP-based services.

TTI Telecom's performance and service management solution is to be implemented in MobilCom's soon-to-be-launched 3G network, which is being built in cooperation with Orange S.A., a subsidiary of France Telecom. MobilCom is expected to begin offering its customers 3G multimedia services in late 2002.

Under the terms of the contract, TTI Telecom will implement its performance and service management solution, comprising of its Performance Management Module (PMM), TrafficView, CallExpert and ServiceView applications, onto MobilCom's UMTS network. Together, these applications will allow MobilCom to monitor network traffic and performance in real-time and conduct improved performance forecasting for the long-term. TTI Telecom's management solution will give MobilCom end-to-end visibility and full control over its network and hosted services, and enable it to manage service performance levels from a customer-facing perspective.

"TTI Telecom's ability to deliver a state-of-the-art management solution tailored to our needs was the deciding factor in their selection," said Thomas Rusch, Director of Network Operations at MobilCom. "With TTI Telecom's integrated performance and service management solution, we have a comprehensive view of both the network and service layers, and can detect and correct service degradations before our customers are adversely affected and SLAs are jeopardized.

"In today's marketplace, the ability to guarantee service levels against SLAs is a major competitive differentiator," continued Rusch. "Thanks to TTI Telecom, we will have powerful tools to measure and validate the end-to-end performance of our UMTS network and services and can address service performance issues before they impact services and customers. With this solution we will be able to provide our customers with proactive service assurance and optimal quality of service levels."

"This contract award, coming at the heels of another recent 3G win, is the latest execution point in our strategy to penetrate the 3G service provider marketplace, and gives us a strong foothold in Europe's largest telecom market," said Meir Lipshes, TTI Telecom's chief executive officer. "As more service providers turn to management software to enhance their networks' performance, deploy and manage new services and increase revenues, we remain well positioned to capitalize on this trend with our integrated network and service management solutions."

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems (OSS) and network management systems (NMS) in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 100 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

Contact:


```
TTI Telecom Ltd.
Meir Lipshes, +1-972-3-922-1262
F: +1-972-3-922-1249
meirl@tti.co.il
   or
Sanjay Hurry, 201/795-3883
F: 201/795-3920
sanjay@tti-telecom.com
```


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Friday May 24, 7:02 am Eastern Time

Press Release

SOURCE: TTI Telecom Ltd.

TTI Telecom to Host May 29th Webcast On Provisioning and Management of IP VPNs

HOBOKEN, N.J.--(BUSINESS WIRE)--May 24, 2002--TTI Telecom (NASDAQ:TTIL - News), a leading provider of integrated, turnkey software solutions for telecom service providers, will host a webcast on the provisioning and management of IP VPNs on May 29th at 10 am ET.

The webcast is targeted at service providers and will address the technological and business challenges in provisioning, monitoring and controlling IP VPNs, present TTI Telecom's IP VPN solution and discuss how to track and manage IP VPN services from the minute they are activated. The webcast will end with an open Q&A session.

"The objective of this webcast is to provide service providers with practical tools on how to set up IP VPNs over multi-technology, multi-vendor networks," said Avichai Levy, TTI Telecom's vice president of marketing. "The webcast will highlight the key components of our IP VPN solution, which offers a multi-layered configuration database, automated activation, and real-time synchronization with the live network. In addition, we will discuss MPLS technology, which is key to our IP VPN offering, helping operators meet quality of service (QoS) guarantees and SLA commitments.

"Our IP VPN solution gives service providers end-to-visibility over the entire service path, and allows them to monitor service performance and detect potential problems and capacity bottlenecks before customers are adversely affected," continued Levy. "By participating in this webcast, they will gain invaluable insight on how to rapidly meet customers' growing service demands and increase customer satisfaction, improve IP VPN service delivery and optimize their operational efficiency."

To participate in the webcast, please send your name, company's name and tel. number to IPVPNwebcast@tti-telecom.com or contact Alice Stern at 201-795-3883, Ext. 205.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 100 telecommunications service providers worldwide.

Contact:


```
TTI Telecom Ltd.
Avichai Levy, 201/795-3883
Fax, 201/795-3920
avichai@tti-telecom.com
        or
Sanjay Hurry, 201/795-3883, ext. 220
Fax, 201/795-3920
sanjay@tti-telecom.com
```


Email this story - Most-emailed articles - Most-viewed articles

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Thursday May 30, 6:00 am Eastern Time


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SOURCE: TTI Telecom Ltd.

TTI Telecom to Showcase Latest Solutions At SUPERCOMM 2002

TTI Telecom to Demonstrate its IP VPN and 2.5G & 3G Management Solutions

HOBOKEN, N.J.--(BUSINESS WIRE)--May 30, 2002--TTI Telecom International Ltd. (NASDAQ:TTIL - News), a leading provider of integrated, turnkey software solutions for telecom service providers, announced today that it will present at the annual SUPERCOMM conference in Atlanta, Georgia on June 4-6, 2002.

At the conference, TTI Telecom will showcase its Netrac Wireless solution for 2.5G and 3G wireless networks and its Operations Support System ("OSS") for IP VPNs and transmission networks. TTI Telecom representatives will be available at booth #22532 for the duration of the conference.

TTI Telecom's Netrac Wireless solution gives operators a holistic view of their network and services. Netrac Wireless enables operators to measure quality of service ("QoS") from a customer's perspective and monitor service level agreements ("SLAs"), as well as simulate the end-user experience via advanced testing units. Netrac Wireless models the complex matrix of relationships between network resources, services and customers to help operators understand how performance degradations and network faults impact services, and ultimately, customers.

TTI Telecom will also showcase its IP-VPN solution for automatic device configuration, near real-time activation and automatic provisioning of IP VPN services. The IP VPN solution monitors service performance, pinpoints potential problems and ensures that SLAs are being met. Additionally, TTI Telecom will exhibit its OSS solution for the management of transmission networks, which presents a top-down, multi-layer view of the transmission network and all supported technologies such as optical, cable, SDH/SONET, IP and MPLS.

"SUPERCOMM offers us a great opportunity to address the challenges that operators face in turning up value-added, profit-generating services across multi-vendor, multi-technology IP, wireless and transmission networks," said Meir Lipshes, TTI Telecom's chief executive officer. "Our solutions automate and simplify the service provisioning process, helping operators to reduce their capital expenditures, boost their operational efficiency and obtain immediate return on hardware and software investment. Using our powerful Netrac OSS, operators can deliver operational excellence to subscribers and increase customer satisfaction through real-time QoS monitoring and proactive service assurance." To schedule a one-on-one meeting with TTI Telecom personnel, please contact Lee Segui at 201-795-3883, Ext. 205 or lee@tti-telecom.com.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 100 telecommunications service providers worldwide.

Contact:


```
TTI Telecom Ltd.
Avichai Levy
T: +1.201.795.3883
F: +1.201.795.3920
avichai@tti-telecom.com
        or
TTI Telecom Ltd.
Sanjay Hurry
T: +1.201.795.3883
F: +1.201.795.3920
sanjay@tti-telecom.com
```

More Quotes and News: TTI Team Telecom International Ltd (NasdaqNM:TTIL - News)
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---


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Friday May 31, 6:01 am Eastern Time


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Press Release

SOURCE: TTI Telecom International Ltd.

TTI Telecom to Present At Upcoming CIBC World Markets 'Communications Food Chain' Investor Conference

HOBOKEN, N.J.--(BUSINESS WIRE)--May 31, 2002--TTI Telecom International Ltd. (NASDAQ: TTIL - News), a leading provider of integrated, turnkey software management solutions for telecom service providers, today announced that Meir Lipshes, its chief executive officer, will present at CIBC World Markets' Annual "Communications Food Chain" conference at 1:30pm on June 12th in New York City.

Management's presentation at the Conference will be webcast both live and on-demand. To listen to the webcast on the web, please visit our website at www.tti-telecom.com at least fifteen minutes prior to the beginning of the scheduled presentation to register, download and install any necessary multimedia streaming software. RealPlayer or Windows Media Player are the required software plug-ins for the live event. The archived webcast also includes a dial-in phone number listed with the presentation for a more private listening experience or for viewers without computer speakers or multimedia streaming capabilities.

For additional information, please contact Sanjay Hurry at 201.795.3883 Ext. 220, or sanjay@tti-telecom.com

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 100 telecommunications service providers worldwide.

Contact:

TTI Telecom International Ltd.
Investor Relations:
Sanjay Hurry, +1.201.795.3883
+1.201.795.3920 (fax)
sanjay@tti-telecom.com

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Monday June 3, 6:00 am Eastern Time



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Press Release

SOURCE: TTI Telecom Ltd.

TTI Telecom to Present at 'OSS for Next Generation IP and Mobile Networks' Conference

Presentation to Detail Challenges in Managing 3G Services

HOBOKEN, N.J.--(BUSINESS WIRE)--June 3, 2002--TTI Telecom International Ltd. (NASDAQ: TTIL - News), a leading provider of integrated, turnkey software solutions for telecom service providers, today announced that Eitan Idelson, Director of European Regional Marketing, will speak at a Marcus Evans-organized conference, "OSS for Next Generation IP and Mobile Networks: Optimizing Investment Return for Robust OSS Implementation".

The conference is being held at the Millennium Gloucester Hotel in London, England from June 17-19, 2002. Mr. Idelson will make his presentation on June 17th, at 16:05.

Mr. Idelson will present the "3G Services: Unique Management Challenges" session, which will address the complexities of monitoring 3G services end-to-end. Mr. Idelson will explore the challenges facing service providers operating multi-vendor, multi-technology networks, with a particular emphasis on operations support systems (OSS). During the Conference, TTI Telecom will showcase its Netrac service management solution for 2.5G and 3G networks at its exhibition stand. Recent Netrac service management solution purchasers include Hutchison 3G UK and MobilCom of Germany, both of which recently purchased Netrac for their soon-to-be-launched next generation networks.

"While next-generation networks can deliver new, revenue-generating service offerings, the complexity of managing these services across disparate domains and devices has made service management a daunting challenge," said Idelson. "To help operators make the smooth evolution into the next-generation world, an OSS must enable operators to effectively manage their networks and services, help them understand the complex matrix of relationships between network elements, services and customers and streamline operational processes.

"TTI Telecom's Netrac service management solution gives operators a consolidated view and full control over both the network and service layers," continued Idelson. "The Netrac service management solution delivers immediate return on investment and helps operators heighten customer satisfaction through improved work processes and enhanced service performance."

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 100 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

Contact:


```
TTI Telecom Ltd.
Corporate:
Avichai Levy, +1.201.795.3883
+1.201.795.3920 (Fax)
avichai@tti-telecom.com
Investor Relations:
Sanjay Hurry, +1.201.795.3883
+1.201.795.3920 (Fax)
sanjay@tti-telecom.com
```

Wednesday June 19, 12:25 pm Eastern Time

Press Release

SOURCE: TTI Telecom International Ltd.

TTI Telecom Leads Industry With Second Annual Customer Conference in New York

HOBOKEN, N.J.--(BUSINESS WIRE)--June 19, 2002--TTI Telecom International Ltd. (NASDAQ:TTIL - News)

Three-Day Conference Designed to Give Service Providers Insight

into Management of Next Generation Services and

New Technologies

TTI Telecom International Ltd. (NASDAQ:TTIL - News), a leading supplier of network management systems (NMS) and operations support systems (OSS) for telecom service providers, today announced that it will be hosting its Second Annual Customer Conference at the Doral Arrowwood Resort in Rye Brooke, New York from June 25-28, 2002.

Over 200 participants from such leading companies such as AT&T, Bell Canada, Hutchison 3G, KPN, Nortel and Sprint are expected to attend the Customer Conference this year. Highlights from this year's Customer Conference include presentations and demonstrations from TTI Telecom customers, telecommunication technology specialists, industry experts, and financial analysts. Topics include service management trends, service provisioning and activation challenges, evolving next generation networks, the present and future of OSS, IP and MPLS technologies and survival tactics and strategies during a market slowdown.

During the Conference, participants will learn how to:

- Automate the entire service provisioning process;
- Manage value-added 3G services across multi-vendor, multi-technology networks;
- Measure quality of service from the end-user's perspective;
- Provision, monitor and control IP VPN services from the minute they are activated across next generation networks;
- Use SLAs as a competitive differentiator;
- Identify the root-cause of network problems through advanced root-cause analysis and alarm correlation; and

- Pinpoint services and customers affected by network failures, prioritize repair activities and contact impacted customers first.

"The Conference is also intended to facilitate the close relationship between TTI Telecom and its customers," said Meir Lipshes, TTI Telecom's chief executive officer. "This Conference indicates our continuing commitment to our global customers and our steadfast determination to provide them with topical information and valuable insight on how to reduce their operational costs, improve return on investment, leverage the force of new technologies and improve the efficiency and performance of their networks and services."

For additional conference information or to register for this event, please visit http://www.tti-telecom.com/new2002/main.htm, or call Alice Stern at 201-795-3883.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 100 telecommunications service providers worldwide.

Contact:

TTI Telecom Ltd.
Corporate:
Meir Lipshes, +1.972.3.922.1262
+1.972.3.922.1249 (Fax)
meirl@tti-telecom.com
or
Investor Relations:
Sanjay Hurry, +1.201.795.3883
+1.201.795.3920 (Fax)
sanjay@tti-telecom.com

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